VIA EDGAR

April 6, 2012

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attn: Mr. Matthew Crispino

RE:	Procera Networks, Inc. (the “Company”)
Registration Statement on Form S-3
Filed March 15, 2012
File No. 333-180141 (the “Registration Statement”)

Ladies and Gentlemen:

We are responding to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its March 30, 2012 letter (the “Comment Letter”).  For ease of reference, the Staff’s comments are reproduced below in their entirety, and the response immediately follows.

General

1.
It appears that you currently have another outstanding effective shelf registration statement (file no. 333-174168). In the interest of simplified disclosure, please consider the application of Securities Act Rule 429. You may wish to rely upon this rule by filing an amendment that contains a single prospectus relating to the transactions covered in both offerings. See also Question 212.09 of our Securities Act Rules Compliance and Disclosure Interpretation. Absent reliance upon Rule 429, please revise the cover page of the registration statement to reference concisely your other registration statement.

The Company acknowledges the Staff’s comment regarding the Registration Statement on Form S-3 (File No. 333-174168) that was filed with the Commission on May 13, 2011 (the “Prior Registration Statement”).  On April 6, 2012, the Company filed Post-Effective Amendment No. 1 to the Prior Registration Statement on Form S-3/A (File. No. 333-174168) with the Commission to deregister the shares of the Company’s common stock that remained unsold under the Prior Registration Statement.

2.
We note that you have not yet filed the Part III information incorporated by reference into your Form 10-K for the year ended December 31, 2011. Please be advised that we will not take your filing effective until after you file the Part III information. Refer to Question 123.01 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and filed Amendment No. 1 to its Annual Report on Form 10-K/A with the Commission on April 6, 2012 to include Part III information to the Annual Report on Form 10-K for the year ended December 31, 2011.

Procera Networks, Inc.
April 6, 2012
Page Two

Undertakings

3.
Since the company will be seeking acceleration of the effective date of the registration statement, please provide the undertaking required by Item 512(h) of Regulation S-K. Refer to Item 510 of Regulation S-K.

The Company acknowledges the Staff’s comment.  On April 6, 2012, the Company filed Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3/A (File No. 333-180141) (“Amendment No. 1”), primarily to (a) include the undertaking required by Item 512(h) of Regulation S-K, and (b) include information in the section of the Registration Statement titled “Important Information Incorporated By Reference” that incorporates by reference all of our filings pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, filed with the Commission after the date of initial filing of the Registration Statement and prior to effectiveness of the Registration Statement.

* * * * *

The Company further acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (408) 220-4927 or Michael E. Tenta of Cooley LLP at (650) 843-5636 with any questions or further comments regarding our responses to the Staff’s comments.

Procera Networks, Inc.
April 6, 2012
Page Three

Sincerely,

/s/ Charles Constanti

Charles Constanti
Chief Financial Officer, Procera Networks, Inc.

cc:	James Brear, Chief Executive Officer, Procera Networks, Inc.
Michael E. Tenta, Cooley llp